

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Daniel Gilcher
Interim Chief Financial Officer and Director
Holdco Nuvo Group D.G Ltd.
Nuvo Group USA, Inc.
c/o Kelly Lundy
300 Witherspoon Street, Suite 201
Princeton, NJ 08542

> **Re: Holdco Nuvo Group D.G Ltd.**
> **Registration Statement on Form F-4 filed September 29, 2023**
> **Filed September 29, 2023**
> **File No. 333-274803**

Dear Daniel Gilcher:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed September 29, 2023

Cover Page

1.   Please revise the cover page to provide the percentage of beneficial ownership for each group in full redemption and interim redemption scenarios. We note the no redemption scenario also assumes no PIPE is consummated in connection with the transaction. Clarify if you expect the PIPE to be consummated if there are no redemptions.

Questions and Answers About the Business Combination, page 16

2.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

3.   Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements in connection with the business combination. Disclose those SPAC's sponsors, directors, officers, or their affiliates who have participated in the private placements. Please also discuss the shareholder rights as they relate to the Nuvo Crossover Preferred Shares, SAFEs and Holdco Preferred Shares.

Summary of the Proxy Statement/Prospectus, page 30

4.   Please revise the summary to highlight the risks related to the determination that "LMAF likely is, and there is significant risk that Holdco will be" a passive foreign investment company. Revise the risk factor on page 117 to clarify LMAF's status, as multiple taxable years have passed. Also revise the risk factor to clarify the financial and other effects of PFIC status.

The Parties to the Business Combination, page 31

5.   Here and throughout the document, in particular in the Nuvo Business section, please revise to briefly describe technical or industry language or acronyms at their first use. For example, on page 30, briefly explain "fetal non-stress tests" and clarify the "maternal uterine activity" your device is designed to measure. On page 238, clarify the acronyms CTG, IUPC, TOCO, PCG

6.   We note your statements that Nuvo's platform enables remote tests with "clinical-grade accuracy" and that other systems are "generally less accurate." Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators. Please revise these and all similar statements throughout your registration statement to clarify what you mean by "clinical-grade accuracy" and tell us whether these claims have been evaluated by the FDA. Please revise your Summary to explain which of your products' efficacy and safety claims have been approved by the FDA or similar regulatory authorities, and that efficacy or safety claims for your other products have not been approved by regulatory authorities.

Risk Factors, page 52

7.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

8.   Please clarify that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

9.   We note the risk factor on page 96 regarding the possibility that Holco may "issue a substantial number of additional" Holdco securities "under the Amended Articles to be adopted immediately prior to the consummation of the Business Combination." We note the discussion of the Amended Articles in the risk factor on page 101. Please revise to disclose the changes to the charter being undertaken in connection with the business combination. Please tell us how these amendments are to be approved.

Background of the Business Combination, page 127

10.   Please expand your disclosure of the "more than 25 high priority potential targets" and the 16 potential targets with whom you entered active discussions, the "number of potential targets" with whom you conducted due diligence, and those with which you entered into confidentiality agreements. Your disclosure should include the specific number of potential targets at each progressive step, the industries in which these companies operated, the level of diligence LAMF performed in assessing each of the potential targets, a summary of the material discussions held, which party ended the negotiations, and, to the extent LAMF determined not to go forward, the Board's reasons behind that decision. Your discussion should identify dates the discussions took place, who engaged in this process on behalf of LAMF, and when negotiations ended. In addition, we note that following the expiration of your initial period of exclusivity, LAMF engaged and/or reengaged in discussions with some of the original prospective targets. Please identify these targets from the initial field that was reviewed and provide further detail regarding your decision to reconsider alternatives to Nuvo, and any material negotiations or discussions held.

11.   Please revise this section to provide additional details regarding the negotiations that led to the finalization of the key terms of the proposed business combination between the companies. For example, it is not clear how the parties determined Nuvo's valuation, the amount of consideration to be paid, or which parties were negotiating on a certain side of a material term or provision. Also expand your discussion of the initial term sheet, the ancillary agreements, and financings to identify the material terms negotiated and how they evolved. For example, disclose the material provisions in the initial and subsequent letters of intent, and where you disclose statements such as "representatives of LAMF and Ms. Henretta had a follow-up discussion regarding key terms of the contemplated transaction and related financings," describe the terms, negotiations, each party's position on these issues, and ultimately how the parties came to a final agreement.

12.   We note Nuvo's prior efforts to list on Nasdaq via a traditional initial public offering in December 2021. Please provide more detail regarding Nuvo's decision to remain a private company.

13.   Please revise to identify all advisors present at LAMF Board meetings. For example, we note the "other advisors" present at the July 21, 2023 Board meeting.

14. We note from pages 132-33 that "[on] July 26, 2023, Roth Capital was engaged by LAMF as its capital markets advisor in connection with the proposed transaction to perform confirmatory financial due diligence on Nuvo in order to assist the LAMF Board in understanding LAMF management's negotiated valuation of Nuvo in light of Nuvo's prospective financial information" and that at the Board's July 28, 2023 meeting, Roth Capital was also present at the meeting and discussed their financial due diligence analysis with the LAMF Board, assisting the LAMF Board in understanding Nuvo's negotiated valuation relative to peer companies and in light of the probability of Nuvo achieving the targets described in its prospective financial information." Please revise to disclose the analyses presented by Roth Capital. In addition, please provide us with copies of the materials that Roth prepared and shared with your board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

The LAMF Board's Reasons for Approval of the Business Combination, page 134

15. We note that the Board did not obtain a fairness opinion, but instead relied on Roth and the "substantial experience" of LAMF's officers and directors "in evaluating the operating and financial merits of the companies from a wide range of industries" and concluded that they were able "to make the necessary analyses and determinations regarding the Business Combination." Please revise to describe in greater detail all material analyses the Board relied upon in evaluating the financial aspects of the potential business combination. Please include analyses that did not support the fairness of the transaction, if any.

16. We note the statement on page 135 that "Nuvo met nearly all of the . . . criteria" that LAMF would use to evaluate a potential target business, as set forth in LAMF's IPO. Revise to further clarify which of the criteria set forth in LAMF's IPO the Board believes Nuvo satisfies and what consideration it gave to those it did not.

Certain Unaudited Prospective Financial Information Regarding Nuvo, page 137

17. Please expand your disclosure mentioning "revenue estimates based on existing commercial contracts as well as Nuvo's existing list of prospective partners" to clarify the specific nature of the contracts and to prominently repeat your disclosure from elsewhere in the filing that Nuvo currently has only a preliminary and unproven business plan and may never generate meaningful revenue. Explain how this impacts the usefulness of the projections.

18. Where you mention "in-depth experience with existing customers and prospective clients to support revenue drivers," please expand to clarify Nuvo has not reported meaningful revenue from any customers.

19. Expand your disclosure stating "Non-U.S. revenues are expected to contribute materially beginning in 2025 and beyond" to quantify the amount of assumed non-U.S. revenue, address the basis for this assumption, note the lack of any meaningful non-U.S. revenue to

date and the related limitations on usefulness of the projections.

20. Disclose how the period of time covered by the projections was selected and explain the additional limitations on reliability of projections more than a year or two into the future. Explain the assumptions underlying the projected increases in revenue and profitability and the limitations on the usefulness of the projections from the reliability of projecting increases in the future with limited track record in the present.

21. Please revise the heading of this section to clarify that you have disclosed all material financial projections provided by Nuvo, including any adjustments to those figures. Similarly, please revise the list of assumptions to clarify that you have disclosed all material assumptions underlying the projections. Expand the assumptions to provide sufficient detail to make the disclosure meaningful. For example, you state that "Nuvo is targeting capturing approximately 10% of the addressable market in the United States to reach the 2027 projections." Please disclose what constitutes the "addressable market."

Interests of LAMF Insiders and the Sponsor in the Business Combination, page 139

22. Please revise your disclosure to include the current value of loans extended, fees due and out-of-pocket expenses for which the Sponsor and LAMF's directors and officers and their affiliates are awaiting reimbursement.

23. We note your disclosure on pages 21 and 41 that the Sponsor and the LAMF insiders have agreed to waive their redemption rights. Please describe here and elsewhere in the prospectus any consideration provide in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.

Representations and Warranties, page 150

24. Your disclosure in this section states that the Business Combination Agreement contains "customary" representations and warranties, and you describe general topics of representations and warranties. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations and warranties included in your Business Combination Agreement.

Unaudited Pro Forma Condensed Combined Financial Information , page 167

25. With respect toe Note 3(E), you disclosed that the redemption price was $10.35 per share for $231.5 million. However, we note on page 167 that the redemption price was $10.52 per share for a total of $235.1 million. Please explain and reconcile the discrepancy.

26. We note on page F-28 that Nuvo received binding commitments for investments of $13 million in the Crossover round. Of this amount, $12,850,000 were received in cash and Crossover Preferred shares were issued, which will convert into preferred shares of Holdco upon the consummation of the merger with the same terms as the Crossover Preferred shares. Please tell us how you presented the cash received in the Pro Forma

financial statements. We note your adjustment in Note 3(D).

27. We note on page F-19 that Nuvo repaid a total of $1.4 million in convertible loans, consisting $1.1 million in principal and $284K in interest, please tell us how you reflected such transactions in your Pro Forma financial statements.

28. With respect to your Note 3(L), we note on page F-20 that the convertible loan investors signed the loan consent to covert entirely into SAFEs immediately prior to the closing of the business combinations. Please expand and describe how you reached the amount of converted shares. In addition, each Nuvo SAFE will be automatically converted into Nuvo Shares immediately prior to the Acquisition and such shares will then be converted to Holdco Ordinary Shares at the Equity Exchange Ratio. Please expand and disclose how you calculated such conversion. In your response, please provide the detail of the assumptions used including but not limited to the Equity Exchange Ratio.

Material U.S. Federal Income Tax Considerations to U.S. Holders, page 179

29. We note that you refer to this disclosure as a summary, that you urge security holders to consult their own tax advisors, and you provide a conditional analysis of the tax consequences disclosed. Please revise this section to disclose the material U.S. federal tax consequences of the transactions to shareholders and provide the opinion of counsel with respect to the disclosure. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19. Please refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions in tax opinions and opinions subject to uncertainty.

Business of Nuvo
Overview, page 216

30. Please revise your disclosure, here and throughout the Nuvo Business section and in the summary, to balance your prominent discussions of your competitive strengths with a discussion of the challenges you face in corporate growth, international partnerships, growing competition, product development, and regulatory approvals.

31. We note your citations to a "L.E.K Report from 2018," JAMA, and AJMC. Please provide more specific citations and, prior to using an acronym, provide the formal name of the source.

32. Please revise the disclosure on page 217 to clarify the nature of the "over a dozen commercial agreements, including purchase orders, with health systems, large private practice groups and independent women's health practices in the United States and Israel," where you state in the paragraph above that you "have not obtained regulatory approval of [y]our NUVO platform or any of [y]our other products outside of the United States."

33.   We note the disclosure that "Maternal uterine activity ("MUA"), and its intended use, in conjunction with MHR and FHR, for NSTs during the INVU monitoring period, received FDA clearance in May 2021. First, please clarify the form of FDA clearance. In addition, please revise this and the surrounding disclosure to clarify what you mean by "maternal uterine activity" and clarify its "intended use."

34.   We note the disclosure on page 217 that you "believe [your] INVU platform is the first device cleared to perform fetal viability checks and measure MUA during the anteparum period." Please revise here and on page 222 to clarify which of your FDA-cleared applications addresses fetal viability, and what you mean by "fetal viability checks."

35.   Please revise the graphics throughout the Nuvo Business section to include captions and labels that explain the graphics, and to provide the information large enough to be legible. For example, the graphic on page 233, which shows a sample screen, does not describe what is contained on the screen, and, like several other graphics, the font and readings are too small to decipher any information contained in the graphic. In addition, the graphic on page 240 is captioned with BMI statistics; however, it is unclear how they relate to the graphic. Also, in the surrounding text, please revise to briefly describe the "training phase" and "validation phase."

36.   Please revise this section to avoid unnecessary repetition of disclosure, such as the multiple sections addressing your market opportunity,

Our Market Opportunity, page 218

37.   We note your beliefs, among others, that current fetal monitoring technology, based on CTG, is outdated and significantly less reliable and accurate and that your INVU platform will ultimately enable improved outcomes at reduced cost. Revise these and similar statements in this section to identify the particular products to which you are comparing your technology. Here and throughout your registration statement, revise to clarify these statements are your opinions and provide further support for your conclusions or remove these statements.

38.   We note indicators following certain data points within Figure 1 on page 218. Please update the disclosure to relate the sources to the appropriate data point in the figure.

39.   Revise the disclosure in this section, including the graphic, to clarify the market opportunity for your approved and in-development products. For example, you have provided health care costs for all pregnancies, delineated as high risk and low risk. Clarify what portion of these costs would be attributable to products with which you compete or hope to compete, which would appear to be your addressable market, or provide us your analysis of what you believe is your addressable market, to the extent it differs.

Our Platform, page 219

40. We note the disclosure on page 220 that your program, "provide[s] more useful data relative to other remote and in-office monitoring devices." Revise to clarify the alternatives you address here. In addition, please revise page 221 to clarify which of the key benefits listed you currently provide with your FDA-cleared devices, and which are aspirational and subject to future FDA approval. At the bottom of page 221, clarify which medically-indicated non-stress tests the expectant mother with a high-risk pregnancy can perform at home, in lieu of an office visits in her last trimester.

Key Attributes, page 221

41. We note that you believe that your platform will provide reduced cost of care, improved outcomes, and improved population health. Please revise to state that these are goals to the extent your products that you believe will provide these benefits are still in development, and your platform may not ultimately provide these any of these benefits. In addition, revise this section and throughout the business section to clarify that the expectant mother cannot use your current product alone, as she must be connected to a clinician's office where the device is administered. Finally, revise this section and elsewhere to address the FDA-related restrictions you reference as limitations on your product's capabilities and to clarify the link between your product and the attributes you list here. For example, provide the basis for your belief that your product will result in fewer C-sections.

Our Revenue Model, page 224

42. We note your customer satisfaction survey in which the reported NPS for expectant mothers is 46 and 52 for clinicians, on a scale of -100 to 100. Please further explain the net promoter score and how it is calculated.

Clinical Studies, page 238

43. Here and throughout your disclosure, when discussing FDA or other regulatory approvals, please revise to include a statement acknowledging that approval or clearance from the FDA, or the comparable regulatory agency in other jurisdictions, is not guaranteed and may take longer than planned.

44. On page 239 you site anecdotal evidence from a single case example of one 30-minute session, which compares the performance of your INVU platform to that of TOCO, both of which were compared to IUPC recorded contractions. This anecdotal disclosure does not appear to be appropriate where you simply explain that your product "closely followed" the IUPC results, and contrast the results to the results of the TOCO without providing any data on which you base these results. Please revise to remove this and any other anecdotal evidence. To the extent you determine to retain this disclosure, tell us whether you believe this result is typical for this product and explain on what basis you made the determination.

45.   Revise the discussions of the studies in this section to explain the criteria under evaluation, how the results were measured and to provide quantified results. For example, in the "Remote Monitoring--Self Administration" section, you describe a study with various human factors, and report that "15 eligible uses who had been pregnant for 32 weeks or more, *in most respects*, successfully self-administered placement of [your] wireless sensor band" and use of your platform. Revise this disclosure, for example, to disclose actual results of the number of successful participants and how you measured that success. Also clarify whether there were a total of 15 participants, or that 15 of the total number of participants were eligible and others were eliminated and on what basis. Revise all studies to report whether there were any adverse events or serious adverse events, and if so, whether they were attributable to your product or platform. Clarify what you mean by "safety-critical errors." Finally, please update the disclosure regarding your ongoing studies.

Commercial Relationships, page 242

46.   Please revise this section and the Manufacturing and Supply section to disclose the material terms of each agreement disclosed, including payments received to date, term and termination provisions. For each of the Strategic Partnerships, please revise to include the nature and scope of intellectual property transferred, each parties' rights and obligations, the duration of agreement and royalty term, up-front or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by development and commercial milestone payments, and royalty rates or a royalty range not to exceed ten percentage points. Please include this information for the Philips partnership in this section.

Intellectual Property, page 251

47.   Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis the type of patent protection granted for each product, the expiration year of each patent held, patent number and the jurisdiction of each patent. Please clearly distinguish between owned patents and patents out-licensed to or in-licensed from third parties. In this regard it may be useful to provide tabular disclosure; however, please be certain the table has consistent column and row headings.

Exclusive Forum, page 319

48.   Please revise this section to disclose the risks that the exclusive forum provision may both limit a shareholder's ability to bring a claim and result in increased costs for investors to bring a claim. Please make conforming changes to your risk factors, as applicable.

Nuvo Group Ltd. - Notes to the Consolidated Financial Statements
Note 14 - Net Loss Per Share Attributable to Shareholders , page F-26

49. We note you included fully vested options and warrants for the Company's Ordinary Shares in your basic net loss per share calculation. Please tell us the basis of your determination and your consideration of ASC 260-10-45-12C through 45-13.

General

50. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

51. We note from the footnotes to the filing fee table that the securities you are seeking to register include Holdco ordinary shares to be issued to holders of:
   • Nuvo Shares issued upon conversion of the Nuvo SAFEs or Nuvo Convertible Loans or exercise of Nuvo Warrants (each as defined in the accompanying proxy statement/prospectus), in each case to the extent issued and outstanding at the time of the Acquisition Merger's effectiveness;
   • 580,000 warrants to purchase one LAMF Class A Ordinary Shares issued to LAMF SPAC Holdings I LLC, a Cayman Islands limited liability company, in a private placement consummated simultaneously with the closing of the IPO;
   • Holdco Preferred Shares and Holdco Ordinary Shares Underlying the Holdco Preferred shares; and
   • 8,433,333 Founder shares and 1,106,000 LAMF Class A Ordinary shares initially sold as part of the Private Placement Units issued to the Sponsor in connection with the IPO were converted into Class A Ordinary Shares as a result of the charter amendment approved at the May 11, 2023 meeting, which are included in the 12,491,949 LAMF Class A Ordinary Shares outstanding, as noted on page 196.
   Please provide us your analysis regarding why it is appropriate to register each of these categories of securities in this registration statement. Please refer, in part, to Securities Act Section 5 Compliance and Disclosure Interpretations ("C&DIs") 134.04 and 139.09.

52.   We note the disclosure on page 162 that you may enter into a PIPE subscription agreement after the business combination is executed, but prior to the SPAC effective time. First, revise the diagrams of the transaction to reflect this potential step. Second, please provide us your analysis regarding your ability to enter into this financing arrangement without shareholder approval or disclosure of the potential impact in this proxy statement/prospectus.

53.   We note the disclosure on page 176 regarding the underwriter for LAMF's IPO. Where appropriate throughout your registration statement, please address the following:
- We understand that the underwriters in your SPAC IPO intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with the underwriters.
- Please describe what relationship existed with the underwriters after the close of the IPO, including any financial or merger-related advisory services conducted by the underwriters. For example, clarify whether the underwriters had any role in the identification or evaluation of business combination targets.
- Disclose whether the underwriters provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why the underwriters were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the underwriters have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services

cc: Robert L. Grossman, Esq.